UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oxford Finance Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

69144T207

(CUSIP Number)

J. Alden Philbrick, IV 113 North Fairfax Street Alexandria, VA 22314 (703) 807-1855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69144T207	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
J. Alden Philbrick, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	463,168

	8.	Shared Voting Power	463,168

	9.	Sole Dispositive Power	463,168

	10.	Shared Dispositive Power	463,168

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	463,168

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	8.3%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 69144T207	Page 3 of 4

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by J. Alden Philbrick, IV with the Securities and Exchange Commission on February 28, 2003. Item 5 is amended as set forth below.

Item 5. Interest in Securities of the Issuer.

     (a) Excluding options, Mr. Philbrick has beneficial ownership of 154,000 issued shares, or 3.0%, of Oxford’s issued and outstanding common stock. In addition, on February 28, 2003, Mr. Philbrick was granted options to purchase 533,000 shares of Oxford common stock. Of these, options for 176,667 shares had vested as of February 28, 2003. Options for a further 44,167 shares vested on the last day of each of May, August and November, 2003, resulting in the vesting of options for an aggregate of a further 132,501 shares of Oxford common stock. In consequence of this additional vesting, Mr. Philbrick has currently vested options for an aggregate of 309,168 shares of Oxford common stock. The remaining unvested options for 223,832 shares will vest in quarterly installments of 44,167 shares on the last day of each successive February, May, August, and November until all such options have vested. In the aggregate, the issued shares of Oxford stock and vested options for shares of Oxford stock of which Mr. Philbrick is the beneficial owner total 463,168 shares, which constitutes approximately 8.3% of the outstanding shares of common stock.

     (b) Mr. Philbrick has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the issued shares of common stock referred to in paragraph (a) above.

CUSIP No. 69144T207	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2003	/s/ J. Alden Philbrick, IV J. Alden Philbrick, IV